MOL Plc.
Finance

13th December, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari~~ Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

September 14, 2005

MOL has new partner in the ZMB project

MOL Hungarian Oil and Gas Rt. (MOL) announces today that it has a new partner in the ZMB joint venture: OAO RussNeft. The former partners exited fully from OOO ZMB. RussNeft has obtained the approval of the Federal Antimonopoly Service of the Russian Federation for the acquisition of the 50% interest. RussNeft is a fully integrated Russian oil company with annual crude production in excess of 14 mtpa, primarily in Western Siberia. All contractual conditions in the Joint Venture remained unchanged.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016

▶ **MOL Plc.**

INVESTOR NEWS

15 September 2005

The Court of Registration has registered the capital increase of MOL

MOL Hungarian Oil and Gas Company hereby announces that on 15 September 2005. the Court of Registration registered the capital increase of MOL, which was decided by the Board of Directors at its meeting held on 1 September 2005. The share capital of the company increased from HUF 108,618,776,578 to HUF 108,985,250,578. The expected day of the listing of the shares is 26 September 2005.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

MOL Plc.

INVESTOR NEWS

16 September 2005

Credit rating publication

MOL Hungarian Oil and Gas Public Limited Company hereby announces that the company obtained a BBB- investment grade credit rating with a Stable Outlook from Standard & Poor's Rating Services within the confines of the envisaged Eurobond transaction.

The envisaged Eurobond transaction is in line with MOL's financial strategy, which targets the diversification and rationalisation of the debt portfolio in order to improve financial flexibility. Furthermore, the transaction is expected to benefit from the current favourable market conditions.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

▶ **MOL Plc.**

INVESTOR NEWS

26 September 2005

Change in the share ownership of senior executives

MOL Hungarian Oil and Gas Company and the insider persons concerned hereby announce that on 26 September 2005. 206 convertible bonds were converted into 366.474 shares and allocated to the participants. in accordance with the convertible bond programme as approved by the Extraordinary General Meeting of MOL held on 1 September 2003. On 26 September 2005. the shares were also listed on the Budapest Stock Exchange.

The participants in the bond programme financed their bond subscription from credit facilities granted by a credit bank. Due to the financing structure. these subscribers are obliged to pay back the credit following the conversion of the bonds. The majority of the participants have sold MOL shares in order to repay the bank credit. They sold shares at HUF 23.230 per share on 26 September 2005. with the assistance of the Bank of Hungarian Savings Cooperatives Ltd.as investment service provider.

The share and the bond ownership and of the senior executives changed as follows:

Name	Position	Bond ownership after the share allocation	Share ownership before the transaction	Share ownership after the share allocation	Number of shares sold	Share ownership following the sale of shares
Zsolt Hernádi	Chairman-CEO	78	40 629	86 883	18 900	67 983
Dr Sándor Csányi	Vice chairman	21	23 839	36 292	0	36 292
György Mosonyi	CEO	54	3 332	35 354	13 000	22 354
Michel-Marc Delcommune	GCSO	30	17 720	35 510	17 790	17 720
László Akar	Member of the Board of Directors	15	2 866	11 761	0	11 761
Dr. Miklós Dobák	Member of the Board of Directors	18	7 591	18 265	5 337	12 928
dr. Gábor Horváth	Member of the Board of Directors	15	10 921	19 816	8 895	10 921
Dr. Ernő Kemenes	Member of the Board of Directors	15	0	8 895	6 227	2 668
Iain Paterson	Member of the Board of Directors	15	8 921	17 816	8 895	8 921

Mrs. Kálmán Simóka PhD	Member of the Board of Directors	15	1 570	10 465	6 227	4 238
Zoltán Áldott	Managing director	39	16 576	39 703	13 127	26 576
Sándor Fasimon	Managing director	24	674	14 906	8 050	6 856
Ferenc Horváth	Managing director	39	698	23 825	12 142	11 683
József Molnár	GCFO	39	0	23 127	12 600	10 527

Participants of the convertible bond programme, through ownership of additional bonds, continue to be incentivized to maximise long-term share price performance.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

MOL Plc.

INVESTOR NEWS

27 September 2005

Slovnaft received fine from the Slovak Finance Minister

MOL Hungarian Oil and Gas Public Limited Company hereby announces that on 27 September 2005 Slovnaft, a.s., a member of the MOL Group, received the final decision of the Slovak Finance Minister, imposing a fine of SKK 1.34 billion on Slovnaft, for a breach of the price discipline contemplated by the Slovak Price Act No. 18/1996 Coll. as later amended.

MOL and Slovnaft are of the firm opinion that the decision is not in line with either the Slovak laws or the international practice, therefore they will seek legal remedy against the decision both within Slovakia and before international forums.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

MOL Plc.

INVESTOR NEWS

27 September 2005

MOL issues Eurobond

MOL Hungarian Oil and Gas Public Limited Company, rated BBB- (Standard & Poor's), has launched a EUR 750mn fixed rate note offering today.

The notes are due on 5th October 2015, will be priced at 70bp above mid-swap rates, and will pay an annual coupon of 3.875%. Signing of all documentation is scheduled to take place later this week

The notes will be listed on the Luxembourg Stock Exchange.

Joint bookrunners are BNP Paribas and Dresdner Kleinwort Wasserstein.

Stabilisation is FSA/ICMA.

Under no circumstances shall this notice constitute an offer to sell, or issue or the solicitation of an offer to buy or subscribe for notes.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

MOL Plc.

INVESTOR NEWS

28 September 2005

MOL divests its Polish retail network

MOL Hungarian Oil and Gas Public Limited Company hereby announces that Slovnaft Polska S.A., a member of MOL Group, has signed a Preliminary Sale and Purchase Agreement with Lotos Paliwa, a member of Lotos Group, for the divestiture of the MOL Group's retail business in Poland.

The deal includes a network of 12 retail service stations, 2 undeveloped sites and potentially the transfer of 10 dealer-owned franchise operated stations located in Southern and Central Poland, representing approximately a 0.5% market share. The closing of the transaction is subject to anti-monopoly approval and is expected in the first quarter of 2006.

As a result of this transaction MOL will cease its retail operations in Poland due to a lack of economies of scale. However, MOL will remain active in the wholesale fuel product market, where its Polish wholesale market share exceeded 4.0 % at the end of 2004.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

29 September, 2005

Confirmation of the acting managing director of the Retail Services division of MOL Group

MOL Hungarian Oil and Gas Company hereby announces that the Board of Directors has confirmed the appointment of Mr Slavomir Jankovic as Managing Director of the Retail Division as of 3rd of October 2005. Mr Jankovic has been acting managing director of the division since 1st of April 2005.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL Plc.

INVESTOR NEWS

3 October 2005

Gas price increase

MOL Hungarian Oil and Gas Company hereby announces that the Minister of Economy and Transport will increase the end-user price of natural gas sold to non-household consumers by an average of 19% from 1 November 2005. Volumes sold to non-household consumers represent roughly two-thirds of MOL's annual gas sales volume. The extraordinary gas price increase has been triggered by the continuous increase in the import gas price.

According to our calculation, if the import gas price and foreign exchange rates develop in line with expectations, the current gas price increase will cover the justified costs of the public utility wholesale company in the non-household consumer segment in Q4 2005.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz I.	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

MOL Plc.

INVESTOR NEWS

3 October 2005

MOL signed agreements for its EUR 750 million Eurobond

MOL Hungarian Oil and Gas Public Limited Company, rated BBB- (Standard & Poor's), hereby announces that it signed the agreements related to its EUR 750 million fixed rate note on 30 September 2005. The notes are due on 5th October 2015, were priced at 70bp above mid-swap rates, and will pay an annual coupon of 3.875% and are in the denomination of EUR 50,000 each. The notes will be listed on the Luxembourg Stock Exchange.

The notes were offered as part of a private placement.

The size, tenor and price achieved for the Eurobond issue clearly demonstrate the level of investor confidence in both the company's financial strength and its strategy in the region. At EUR 750mn, MOL's issue represents the largest ever non-sovereign benchmark for Central Europe. The order book exceeded EUR 2.2bn, with over 200 accounts from 31 countries. The transaction represents the first ever BBB- rated issuer to have debuted beyond the 7-year sector. The launch spread of midswap+70bp represents the tightest ever spread for a BBB- credit in the 10-year sector.

Under no circumstances shall this notice constitute an offer to sell, or issue or the solicitation of an offer to buy or subscribe for notes.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

MOL HUNGARIAN OIL AND GAS PLC.

28 November 2005

SETTING THE PACE FROM "NEW EUROPE"

MOL Group's New Strategic and Financial Targets for the Period 2006-2010

MOL's 2006-2010 strategy is to maximise the potential from growth in "New Europe" while providing superior returns. Drawing on the Company's disciplined transaction track record and proven transformation and integration skills, MOL will continue to develop the group with a focus on growth and efficiency, while at the same time closely managing risk at the group level.

Key strategic targets*

- **Group EBITDA over USD 3.5 billion**
- **Group ROACE** of 15%**
- **Efficiency improvement of USD 285 million**

*based on a set of market assumptions
**NOPLAT based

Zsolt Hernádi, Executive Chairman of MOL commented: "Based on our successful regional partnerships, well-timed investments in quality assets and the consequent execution of our efficiency and synergy plans we achieved our 2005 strategy targets well ahead of schedule. In the course of the three year period MOL became one of the best performing integrated energy companies in the world. Based on our proven capabilities in the period to 2010 our aim is to generate outstanding growth while maintaining the Group's level of returns above that of our peers"

MOL has set the following targets to achieve these goals.

- **Growth**: MOL growth targets have been developed with due consideration given to the maintenance of the balance of MOL's business portfolio. MOL aims to increase upstream integration by tripling hydrocarbon production and to double refined product sales. MOL plans to achieve the ambitious growth targets set for the period by dedicating USD 5.4 billion for organic CAPEX and through the continued application of a disciplined approach to inorganic opportunities.

- **Efficiency**: Further improvement of operating efficiency by creating an annual total efficiency improvement of USD 285 million by 2010. This includes significant cost savings and better utilisation of assets.
- **Financial flexibility**: MOL intends to keep its gearing ratio below 30% and maintain its investment grade credit rating. The Company plans to gradually increase the absolute level of dividend to reach the dividend payout ratio of peers (currently 30% of normalised earnings) by 2010.

In order to reach the aforementioned targets, we have developed the following strategies for our businesses:

Upstream – Build a focused but robust core portfolio

In the Exploration & Production segment MOL intends to triple its hydrocarbon production to 300,000 boe per day and triple the total oil and gas reserves to 900 million boe by 2010 whilst maintaining reserve replacement costs under USD 6.5 boe. In the Central-Eastern European region MOL aims to expand its exploration and production activity jointly with INA and through new corporate acquisitions. In the international arena MOL intends to develop a strong and focused portfolio applying rigorous evaluation and portfolio management methods. This includes at least one new core region, in addition to the existing ones, in order to secure long-term reserve growth and at the same time maintaining a balance between exposure to exploration and development & production projects. As a result of these actions the company intends to increase the contribution of upstream to Group EBITDA to over 40%.

Downstream – Develop further the competitive quality refinery pool and an efficient retail network

In the Refining & Marketing segment, MOL's aim is to maintain quality leadership and leverage it to new growth markets. Therefore the company intends to invest in quality-related upgrades in the core markets in order to improve product yields and will also take advantage of appropriate acquisitive opportunities. The Company intends to increase refined product sales to reach 500,000 barrels per day at the same time to optimise the downstream value chain to maximise profit through the extension of the supply chain philosophy within the growing Group.

MOL targets an efficient group retail network of 1,500 stations by 2010 within its refineries' supply radius.

Petrochemical business – Leverage investments of the past three years

In the Petrochemical segment, leveraging on its quality asset base, competitive cost structure and favourable geographic position, MOL's aim is to strengthen its traditional niche market position on Western markets, while developing its presence in strategic Eastern growth markets.

Gas transmission – Generate additional non-regulated transit income

In the Gas business, MOL's objective is to maintain its position in transmission, which provides not only stable cash generation but growth opportunities. The company's

intention is to increase its participation further in the regional gas transit business, utilising its unique geographical location.

In summary, MOL is confident that its current capabilities, its proven track record and new strategy provide it with a solid basis from which it can meet future challenges. MOL's vision is to set the pace from "New Europe" by achieving outstanding growth, above-average profitability and superior returns from its portfolio.

The detailed strategy presentation will be available on MOL's website: www.mol.hu

▶ **MOL Plc.**

INVESTOR NEWS

19 October 2005

Share sale of a MOL manager

József Molnár, GCFO of MOL sold 5,000 MOL shares at an average price of 21,060 HUF/share on the Budapest Stock Exchange on 18 October 2005, with the assistance of OTP Bank Plc. as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

MOL Plc.

INVESTOR NEWS

1 December 2005

MOL signed call option agreement with APV Rt. on treasury shares

MOL Hungarian Oil and Gas Company hereby announces that on 1 December 2005 it signed call option agreement with APV Rt. (State Privatisation and Holding Company). The agreement will enter into force upon the approval of APV's Board of Directors, which is expected in December 2005.

According to the agreement, MOL is entitled to purchase 10,898,525 "A" Series MOL shares (representing 10% of MOL's registered capital) owned by APV Rt. during two option periods, between 10 and 30 December 2005 and between 1 May and 27 October 2006. During the first option period, MOL can exercise its option right for maximum 3,269,558 "A" Series MOL shares (representing 3% of MOL's registered capital), while in the second option period the option right can be exercised for all shares. If the option is exercised, the purchase price to be paid is the higher of the weighted average price of MOL shares for 90 trading days on the Budapest Stock Exchange prior to the signing or the exercise of the option. If MOL exercises the call option, it undertakes selling restrictions on the shares purchased until 31 December 2015.

Zsolt Hernádi, Executive Chairman of MOL commented:

"The opportunity to purchase the shares by MOL provides the Company with stability to implement its long-term strategy and reduces the risk resulting from marketing the significant share package, both for the Hungarian State and the other shareholders of MOL. In addition, the option agreement ensures appropriate financial flexibility for the execution of MOL's growth strategy, already announced."

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz I.	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886